Pricing Term Sheet	Free Writing Prospectus
dated as of October 28, 2024	Filed pursuant to Rule 433
Relating to the
Preliminary Prospectus Supplements each dated October 28, 2024 to the
Prospectus dated October 22, 2024
Registration No. 333-282628

The Boeing Company

Concurrent Offerings of

112,500,000 Shares of Common Stock, par value $5.00 per Share (the “Common Stock”)

(the “Common Stock Offering”)

and

100,000,000 Depositary Shares (the “Depositary Shares”)

Each Representing a 1/20th Interest in a Share of

6.00% Series A Mandatory Convertible Preferred Stock

(the “Depositary Shares Offering”)

The information in this pricing term sheet relates only to the Common Stock Offering and the Depositary Shares Offering and should be read together with (i) the preliminary prospectus supplement dated October 28, 2024 relating to the Common Stock Offering (the “Common Stock Preliminary Prospectus Supplement”), including the documents incorporated by reference therein, (ii) the preliminary prospectus supplement dated October 28, 2024 relating to the Depositary Shares Offering (the “Depositary Shares Preliminary Prospectus Supplement”), including the documents incorporated by reference therein and (iii) the related base prospectus dated October 22, 2024, each filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended, Registration No. 333-282628. Neither the Common Stock Offering nor the Depositary Shares Offering is contingent on the successful completion of the other offering. Terms not defined in this pricing term sheet have the meanings given to such terms in the Common Stock Preliminary Prospectus Supplement or the Depositary Shares Preliminary Prospectus Supplement, as applicable. All references to dollar amounts are references to U.S. dollars. The Boeing Company has increased the size of the Common Stock Offering to 112,500,000 shares of Common Stock (or 129,375,000 shares of Common Stock if the underwriters in the Common Stock Offering exercise in full their option to purchase additional Common Stock). The final prospectus supplement relating to the Common Stock Offering will reflect conforming changes relating to such increase in the size of the Common Stock Offering.

Issuer:	The Boeing Company

Ticker / Exchange for the Common Stock:	BA / New York Stock Exchange (“NYSE”)

Pricing Date:	October 28, 2024.

Trade Date:	October 29, 2024 (“T”).

Settlement Date for the Common Stock Offering:	October 30, 2024 (T+1).

Settlement Date for the Depositary Shares Offering:	October 31, 2024 (T+2), which is the second business day following the trade date for the Depositary Shares (such settlement cycle being referred to as “T+2”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Depositary Shares prior to the business day preceding the settlement date will be required, by virtue of the fact that the Depositary Shares initially will settle T+2, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Depositary Shares who wish to trade the Depositary Shares prior to the business day preceding the settlement date should consult their own advisors.

Use of Proceeds:

The Issuer expects the net proceeds from (i) the Common Stock Offering to be approximately $15.81 billion (or approximately $18.18 billion if the underwriters of the Common Stock Offering exercise in full their option to purchase additional common stock) and (ii) the Depositary Shares Offering to be approximately $4.91 billion (or approximately $5.65 billion if the underwriters of the Depositary Shares Offering exercise in full their over-allotment option to purchase additional Depositary Shares), in each case, after deducting the applicable underwriting discounts and the Issuer’s estimated offering expenses totaling approximately $20.0 million. The Issuer intends to use the net proceeds from the Common Stock Offering and the Depositary Shares Offering for general corporate purposes, which may include, among other things, repayment of debt, additions to working capital, capital expenditures, and funding and investments in the Issuer’s subsidiaries. Net proceeds may be temporarily invested prior to use. See “Use of Proceeds” in the Common Stock Preliminary Prospectus Supplement and the Depositary Shares Preliminary Prospectus Supplement.

The closing of the Common Stock Offering and the closing of the Depositary Shares Offering are not contingent upon each other.

Common Stock Offering

Common Stock Offered:	112,500,000 shares of Common Stock

Option for Underwriters to Purchase Additional Shares of Common Stock:	16,875,000 additional shares of Common Stock

Public Offering Price of the Common Stock:	$143.00 per share of Common Stock

NYSE Last Reported Sale Price of the Common Stock on October 28, 2024:	$150.69 per share of Common Stock

CUSIP / ISIN for the Common Stock:	097023 105 / US0970231058

Joint Book-Running Managers:	Goldman Sachs & Co. LLC BofA Securities, Inc. Citigroup Global Markets Inc. J.P. Morgan Securities LLC

Wells Fargo Securities, LLC BNP Paribas Securities Corp. Deutsche Bank Securities Inc. Mizuho Securities USA LLC Morgan Stanley & Co. LLC RBC Capital Markets, LLC SMBC Nikko Securities America, Inc.

Co-Managers:

Credit Agricole Securities (USA) Inc.

MUFG Securities Americas Inc.

Commerz Markets LLC

Santander US Capital Markets LLC

Academy Securities, Inc.

BTIG, LLC

Loop Capital Markets LLC

Raymond James & Associates, Inc.

Siebert Williams Shank & Co., LLC

Depositary Shares Offering

Depositary Shares Offered:	100,000,000 Depositary Shares, each of which represents a 1/20th interest in a share of the Issuer’s 6.00% Series A Mandatory Convertible Preferred Stock (the “Mandatory Convertible Preferred Stock”). At settlement of the Depositary Shares Offering, the Issuer will issue 5,000,000 shares of Mandatory Convertible Preferred Stock, subject to the underwriters’ over-allotment option.

Over-allotment Option for Underwriters to Purchase Additional Depositary Shares:	15,000,000 additional Depositary Shares (corresponding to 750,000 additional shares of the Mandatory Convertible Preferred Stock), solely to cover over-allotments.

Public Offering Price of the Depositary Shares:	$50.00 per Depositary Share.

Dividends:

6.00% of the liquidation preference of $1,000 per share of the Mandatory Convertible Preferred Stock per year. Dividends will accumulate from the Settlement Date for the Depositary Shares and, to the extent that the Issuer is legally permitted to pay dividends and its board of directors, or an authorized committee thereof, declares a dividend payable with respect to the Mandatory Convertible Preferred Stock, the Issuer will pay such dividends in cash or, subject to certain limitations, by delivery of shares of Common Stock or through any combination of cash and shares of Common Stock, as determined by the Issuer’s board of directors in its sole discretion; provided that any unpaid dividends will continue to accumulate.

The expected dividend payable on the first Dividend Payment Date is $12.50 per share of Mandatory Convertible Preferred Stock (equivalent to $0.625 per Depositary Share). Each subsequent dividend is expected to be $15.00 per share of Mandatory Convertible Preferred Stock (equivalent to $0.75 per Depositary Share).

Dividend Record Dates:	The January 1, April 1, July 1 and October 1 immediately preceding the relevant Dividend Payment Date.

Dividend Payment Dates:	January 15, April 15, July 15 and October 15 of each year, commencing on, and including, January 15, 2025 and ending on, and including, October 15, 2027.

Mandatory Conversion Date:	The second business day immediately following the last trading day of the 20 consecutive trading day period beginning on, and including, the 21st scheduled trading day immediately preceding October 15, 2027.

Initial Price:	Equal to $1,000, divided by the Maximum Conversion Rate, rounded to the nearest $0.0001, which initially is $142.9797.

Threshold Appreciation Price:	Equal to $1,000, divided by the Minimum Conversion Rate, rounded to the nearest $0.0001, which initially is $171.5854 and represents a premium of approximately 20% over the Initial Price.

Floor Price:	$50.04 (approximately 35% of the Initial Price), subject to adjustment as described in the Depositary Shares Preliminary Prospectus Supplement.

Conversion Rate per Share of Mandatory Convertible Preferred Stock:

The conversion rate for each share of Mandatory Convertible Preferred Stock will not be more than 6.9940 shares of Common Stock and not less than 5.8280 shares of Common Stock (respectively, the “Maximum Conversion Rate” and “Minimum Conversion Rate”), depending on the applicable market value (as defined in the Depositary Shares Preliminary Prospectus Supplement) of the Common Stock, as described below and subject to certain anti-dilution adjustments. Correspondingly, the conversion rate per Depositary Share will be not more than 0.3497 shares of Common Stock and not less than 0.2914 shares of Common Stock.

The following table illustrates the conversion rate per share of the Mandatory Convertible Preferred Stock, subject to certain anti-dilution adjustments described in the Depositary Shares Preliminary Prospectus Supplement, based on the applicable market value of the Common Stock:

Applicable Market Value of

the Common Stock

Greater than the Threshold Appreciation Price

Equal to or less than the Threshold Appreciation Price but greater than or equal to the Initial Price

Less than the Initial Price

Conversion Rate per Share of

Mandatory Convertible Preferred

Stock

5.8280 shares of Common Stock

Between 5.8280 and 6.9940 shares of Common Stock, determined by dividing $1,000 by the applicable market value

6.9940 shares of Common Stock

The following table illustrates the conversion rate per Depositary Share, subject to certain anti-dilution adjustments described in the Depositary Shares Preliminary Prospectus Supplement, based on the applicable market value of the Common Stock:

Applicable Market Value of

the Common Stock

Greater than the Threshold Appreciation Price

Equal to or less than the Threshold Appreciation Price but greater than or equal to the Initial Price

Less than the Initial Price

Conversion Rate per Depositary
Share

0.2914 shares of Common Stock

Between 0.2914 and 0.3497 shares of Common Stock, determined by dividing $50 by the applicable market value

0.3497 shares of Common Stock

Optional Conversion:	Other than during a fundamental change conversion period (as defined in the Depositary Shares Preliminary Prospectus Supplement), at any time prior to October 15, 2027, a holder of Mandatory Convertible Preferred Stock may elect to convert such holder’s shares of Mandatory Convertible Preferred Stock, in whole or in part, at the Minimum Conversion Rate of 5.8280 shares of Common Stock per share of Mandatory Convertible Preferred Stock (equivalent to 0.2914 shares of Common Stock per Depositary Share), subject to adjustment as described in the Depositary Shares Preliminary Prospectus Supplement. Because each Depositary Share represents a 1/20th fractional interest in a share of Mandatory Convertible Preferred Stock, a holder of Depositary Shares may convert its Depositary Shares only in lots of 20 Depositary Shares.

Fundamental Change:

If a fundamental change (as defined in the Depositary Shares Preliminary Prospectus Supplement) occurs on or prior to October 15, 2027, holders of the Mandatory Convertible Preferred Stock will have the right to convert their shares of Mandatory Convertible Preferred Stock, in whole or in part, into shares of Common Stock at the fundamental change conversion rate (as defined in the Depositary Shares Preliminary Prospectus Supplement) during the period beginning on, and including, the effective date (as defined in the Depositary Shares Preliminary Prospectus Supplement) of such fundamental change and ending on, and including, the earlier of (a) the date that is 20 calendar days after such effective date (or, if later, the date that is 20 calendar days after holders receive notice of such fundamental change) and (b) October 15, 2027. For the avoidance of doubt, the period described in the immediately preceding sentence may not end on a date that is later than October 15, 2027.

The following table sets forth the fundamental change conversion rate per share of Mandatory Convertible Preferred Stock based on the effective date of the fundamental change and the stock price (as defined in the Depositary Shares Preliminary Prospectus Supplement) in the fundamental change:

	Stock Price
Effective Date	$100.00	$110.00	$120.00	$130.00	$142.98	$150.00	$160.00	$171.59	$180.00	$190.00	$200.00	$210.00
October 31, 2024	6.3600	6.2860	6.2200	6.1600	6.0940	6.0620	6.0200	5.9800	5.9540	5.9280	5.9040	5.8840
October 15, 2025	6.5120	6.4260	6.3460	6.2720	6.1860	6.1440	6.0920	6.0380	6.0060	5.9720	5.9420	5.9160
October 15, 2026	6.7420	6.6480	6.5480	6.4460	6.3220	6.2600	6.1800	6.1000	6.0520	6.0020	5.9620	5.9280
October 15, 2027	6.9940	6.9940	6.9940	6.9940	6.9940	6.6660	6.2500	5.8280	5.8280	5.8280	5.8280	5.8280

The exact stock price and effective date may not be set forth on the table, in which case:

•  if the stock price is between two stock prices on the table or the effective date is between two effective dates on the table, the fundamental change conversion rate per share of Mandatory Convertible Preferred Stock will be determined by straight-line interpolation between the fundamental change conversion rates per share of Mandatory Convertible Preferred Stock set forth for the higher and lower stock prices and the earlier and later effective dates, as applicable, based on a 365-day or 366-day year, as applicable;

•  if the stock price is in excess of $210.00 per share (subject to adjustment in the same manner as the stock prices in the column headings of the table above as described in the Depositary Shares Preliminary Prospectus Supplement), then the fundamental change conversion rate per share of Mandatory Convertible Preferred Stock will be the Minimum Conversion Rate; and

•  if the stock price is less than $100.00 per share (subject to adjustment in the same manner as the stock prices in the column headings of the table above as described in the Depositary Shares Preliminary Prospectus Supplement), then the fundamental change conversion rate per share of Mandatory Convertible Preferred Stock will be the Maximum Conversion Rate.

The following table sets forth the fundamental change conversion rate per Depositary Share based on the effective date of the fundamental change and the stock price in the fundamental change:

	Stock Price
Effective Date	$100.00	$110.00	$120.00	$130.00	$142.98	$150.00	$160.00	$171.59	$180.00	$190.00	$200.00	$210.00
October 31, 2024	0.3180	0.3143	0.3110	0.3080	0.3047	0.3031	0.3010	0.2990	0.2977	0.2964	0.2952	0.2942
October 15, 2025	0.3256	0.3213	0.3173	0.3136	0.3093	0.3072	0.3046	0.3019	0.3003	0.2986	0.2971	0.2958
October 15, 2026	0.3371	0.3324	0.3274	0.3223	0.3161	0.3130	0.3090	0.3050	0.3026	0.3001	0.2981	0.2964
October 15, 2027	0.3497	0.3497	0.3497	0.3497	0.3497	0.3333	0.3125	0.2914	0.2914	0.2914	0.2914	0.2914

The exact stock price and effective date may not be set forth on the table, in which case:

•  if the stock price is between two stock prices on the table or the effective date is between two effective dates on the table, the fundamental change conversion rate per Depositary Share will be determined by straight-line interpolation between the fundamental change conversion rates per Depositary Share set forth for the higher and lower stock prices and the earlier and later effective dates, as applicable, based on a 365-day or 366-day year, as applicable;

•  if the stock price is in excess of $210.00 per share (subject to adjustment in the same manner as the stock prices in the column headings of the table above as described in the Depositary Shares Preliminary Prospectus Supplement), then the fundamental change conversion rate per Depositary Share will be the Minimum Conversion Rate, divided by 20; and

•  if the stock price is less than $100.00 per share (subject to adjustment in the same manner as the stock prices in the column headings of the table above as described in the Depositary Shares Preliminary Prospectus Supplement), then the fundamental change conversion rate per Depositary Share will be the Maximum Conversion Rate, divided by 20.

Because each Depositary Share represents a 1/20th fractional interest in a share of Mandatory
Convertible Preferred Stock, a holder of Depositary Shares may convert its Depositary Shares upon the occurrence of a fundamental change only in lots of 20 Depositary Shares.

Discount Rate for Purposes of Fundamental Change Dividend Make-Whole Amount:	The discount rate for purposes of determining the fundamental change dividend make-whole amount (as defined in the Depositary Shares Preliminary Prospectus Supplement) is 5.75% per annum.

Listing:	The Issuer intends to apply to list the Depositary Shares on the New York Stock Exchange under the symbol “BA-PRA.” No assurance can be given that the Depositary Shares will be listed or that any such application for listing will be approved.

CUSIP / ISIN for the Depositary Shares:	097023 204 / US0970232049

CUSIP / ISIN for the Mandatory Convertible Preferred Stock:	097023 303 / US0970233039

Joint Book-Running Managers:

Goldman Sachs & Co. LLC

BofA Securities, Inc.

Citigroup Global Markets Inc.

J.P. Morgan Securities LLC

Wells Fargo Securities, LLC

BNP Paribas Securities Corp.

Deutsche Bank Securities Inc.

Mizuho Securities USA LLC

Morgan Stanley & Co. LLC

RBC Capital Markets, LLC

SMBC Nikko Securities America, Inc.

Co-Managers:

Credit Agricole Securities (USA) Inc.

MUFG Securities Americas Inc.

Commerz Markets LLC

Santander US Capital Markets LLC

Academy Securities, Inc.

Loop Capital Markets LLC

Raymond James & Associates, Inc.

Siebert Williams Shank & Co., LLC

U.S. Bancorp Investments, Inc.

The Issuer has filed a registration statement (including a prospectus and related preliminary prospectus supplements for the offerings) with the U.S. Securities and Exchange Commission (the “SEC”) for the offerings to which this communication relates. Before you invest, you should read the Common Stock Preliminary Prospectus Supplement or the Depositary Shares Preliminary Prospectus Supplement, as the case may be, the related base prospectus in that registration statement and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and the Common Stock Offering and the Depositary Shares Offering. You may get these documents for free by visiting EDGAR on the SEC’s website at

http://www.sec.gov. Alternatively, copies may be obtained from (i) Goldman Sachs & Co. LLC, Attention: Prospectus Department, 200 West Street, New York, New York 10282, telephone: 1-866-471-2526, facsimile: 212-902-9316 or by emailing prospectus-ny@ny.email.gs.com, (ii) BofA Securities, Attn: Prospectus Department, NC1-022-02-25, 201 North Tryon Street, Charlotte, NC 28255-0001, email: dg.prospectus_requests@bofa.com, telephone: 1-800-294-1322, (iii) Citigroup, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717 or by telephone at 1-800-831-9146, or (iv) J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717 or by email at prospectus-eq_fi@jpmchase.com and postsalemanualrequests@broadridge.com.

This communication should be read in conjunction with the Common Stock Preliminary Prospectus Supplement or the Depositary Shares Preliminary Prospectus Supplement, as the case may be, and the related base prospectus. The information in this communication supersedes the information in the Common Stock Preliminary Prospectus Supplement or the Depositary Shares Preliminary Prospectus Supplement, as the case may be, and the related base prospectus to the extent it is inconsistent with the information in such preliminary prospectus supplement or the related base prospectus.

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